SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Woori Finance Holdings Co., Ltd.
(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Summary of 2009 First Half Business Report

I.	Company Overview

	1.	Purpose of the Company
		a.	Scope of Business
		b.	Scope of Business of Subsidiaries
	2.	History of the Company
		a.	Company History
		b.	Associated Business Group
	3.	Capital Structure
		a.	Changes in Capital
		b.	Convertible Bonds
	4.	Total Number of Authorized Shares
		a.	Total Number of Authorized Shares
		b.	Treasury Stock
	5.	Voting Rights
	6.	Dividend Information
		a.	Dividend Information for the Past Three Years

II.	Description of Business

	1.	Business Overview
		a.	Organizational Chart
	2.	Overview of Operations
		a.	Performance of Operations
		b.	Financing of Operations
		c.	Transactions related to Commission Fees
	3.	Other Information Relevant to Investment Decisions
		a.	BIS ratio
		b.	Credit Ratings for the Past Three Years
		c.	Won-denominated Current Ratio
		d.	Foreign Currency-denominated Current Ratio
		e.	Debt Ratio

III.	Financial Information

	1.	Condensed Financial Statements (Non-consolidated)
	2.	Condensed Financial Statements (Consolidated)
	3.	Accounting Information
		a.	Loan Loss Reserves

IV.	Independent Auditor’s Opinion

	1.	Independent Auditor’s Opinion
		a.	Independent Auditor
	2.	Compensation to the Independent Auditor for the Past Three Years
		a.	Auditing Service
		b.	Compensation for Services Other than the Audit

V.	Corporate Governance and Affiliated Companies

	1.	About the Board of Directors
	2.	Related Companies
	3.	Investments in Other Companies

VI.	Stock Information

	1.	Stock Distribution
		a.	Stock Information of Largest Shareholder and Specially Related Parties
		b.	Share Ownership of More than 5%
		c.	Shareholder Distribution
	2.	Stock Price and Stock Market Performance for the Past Six Months
		a.	Domestic Stock Market
		b.	Foreign Stock Market (NYSE)

VII.	Directors and Employee Information

	1.	Directors
	2.	Employee Status
	3.	Directors’ Compensation

VIII.	Related Party Transactions

	1.	Transactions with Affiliated Parties
		a.	Transactions of Provisional Payments and Loans (including secured loans)
		b.	Payment Transactions

Exhibit A- Financial Statements

All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.
(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori Finance Information System: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.

(9)	Woori Third Asset Securitization Specialty Co., Ltd.: securitization business.

2.	History of the Company
a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

b.	Associated Business Group
(1)	Overview of Business Group
1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group

As of June 30, 2009

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	11 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	31 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited

	Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

	Woori Private Equity Fund	Woori Private Equity

	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Asia Multi Strategy Fund
Woori Absolute Global Opportunity Fund
PT Clemont Securities Indonesia

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

*	On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*	On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

*	On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*	On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

*	On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*	On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

*	On July 21, 2008, Woori Absolute Asia Multi Strategy Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

3.	Capital Structure
a.	Changes in Capital

		(units: Won, shares)
		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares

As of June 30, 2009	(units: shares)
	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780
b.	Treasury Stock

As of June 30, 2009				(units: shares)
Acquisition
Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 165-2	Common	2,560				2,560
	Preferred
Subtotal	Common	2,560				2,560
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,560				2,560
	Preferred

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.

5.	Voting Rights

As of June 30, 2009	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,780
	Preferred Shares

6.	Dividend Information
a.	Dividend information for the past three years

(Non-consolidated)	(Unit: Won)

Items		2008	2007	2006
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		454,478	1,943,560	2,029,319
Earnings per share (Won)		564	2,411	2,518
Total cash payout (Won in Millions)			201,503	483,608
Total stock dividends (Won in Millions)			—	—
Propensity to cash dividends (%)			10.37	23.83
Cash dividend yield (%)	Common Shares		1.29	2.71
	Preferred Shares			—
Stock dividend yield (%)	Common Shares			—
	Preferred Shares			—
Cash dividend per share (Won)	Common Shares		250	600
	Preferred Shares			—
Stock dividend per share (Won)	Common Shares			—
	Preferred Shares			—

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
As of June 30, 2009

2.	Overview of Operations
a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations
(1)	Source of Funds

(units: millions of Won)
Items	2009 1H	2008	2007
Shareholders’ Equity	12,779,918	12,207,338	13,062,368
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	204,572	186,959	187,554
Retained Earnings	7,707,506	7,323,148	7,058,269
Capital Adjustments	837,763	667,154	1,786,488
Borrowings	3,943,292	3,412,854	2,129,288
Debentures	3,923,318	3,393,702	2,116,679
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	19,974	19,152	12,609
Total	16,723,210	15,620,192	15,191,656

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

(2)	Use of Funds

		(units: millions of Won)
Items	2009 1H	2008	2007
Subsidiary Stock	16,209,172	15,285,356	15,062,711
Woori Bank	12,668,776	11,900,128	12,196,954
Kyongnam Bank	1,353,037	1,245,318	923,555
Kwangju Bank	951,247	920,938	726,256
Woori Financial Information System	12,839	13,076	10,080
Woori F&I	132,493	139,999	144,746
Woori 3rd Asset Securitization Specialty	—	—	1,885
Woori Investment & Securities	744,200	709,114	735,983
Woori Asset Management (formerly Woori CS Asset Management)	45,760	41,296	49,895
Woori Private Equity	14,235	12,844	11,949
Woori Financial	210,436	228,456	261,408
Woori Aviva Life Insurance	76,149	74,187	—
Investment Securities	—	—	—
Loan Obligations	189,050	169,150	—
Tangible Assets	481	566	438
Intangible Assets	11	14	20
Cash	244,668	119,350	32,502
Other Assets	79,828	45,756	95,985
Total	16,723,210	15,620,192	15,191,656

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

c.	Transactions related to Commission Fees

(units: millions of Won)
Category	2009 1H	2008	2007
Commission Revenue (A)	—	—	—
Commission Expense (B)	2,981	7,119	5,916
Commission Profit (A-B)	(2,981)	(7,119)	(5,916)

3.	Other Information Relevant to Investment Decisions
a.	BIS Ratio

(units: millions of Won)
Items	2009 1H(1)	2008	2007
Total Capital (A)	24,680,594	22,436,482	20,102,976
Risk weighted assets (B)	208,545,909	206,606,315	174,367,585
BIS Ratio (A/B)	11.83%	10.86%	11.53%

*	Applied since January 1, 2007.

(1)	Estimates

b.	Credit Ratings for the Past Three Years

	Evaluated	Credit	Company	Evaluation
Date of Rating	Securities	Rating	(Ratings Range)	Category
2005.06.07		BBB	S&P (AAA ~ D)	Case evaluation
2005.06.09	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.06.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.09.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.09.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation

c.	Won-denominated Current Ratio

			(units: millions of Won)
Items	2009 1H	2008	2007	2006
Current Assets (A)	264,342	119,566	32,874	117,037
Current Liabilities (B)	237,893	18,376	12,207	12,496
Current Ratio (A/B)	111.12%	650.66%	269.30%	936.60%

*	Current ratio
=	Won-denominated assets with maturity of less than 1 month Won-denominated liabilities with maturity of less than 1 month

*	Prior to 2009, current ratio was calculated as the ratio of (i) Won-denominated assets with maturity of less than 3 months and (ii) Won-denominated liabilities with maturity of less than 3 months.

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)
Items	2009 1H	2008	2007	2006
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio (A/B)	—	—	—	—

*	Current ratio
=	Foreign currency-denominated assets with maturity of less than 3 months Foreign currency-denominated liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)
Items	2009 1H	2008	2007	2006
Liabilities (A)	3,943,292	3,412,854	2,129,288	1,860,448
Equity (B)	12,779,918	12,207,338	(*)13,062,368	11,933,072
Debt Ratio (A/B)	30.86%	27.96%	16.30%	15.59%

The figures for fiscal years 2006, 2007 and 2008 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

III.	Financial Information
1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)
Items	2009 2Q	2008	2007	2006	2005
Cash and Due from Banks	244,668	119,350	32,502	89,724	104,072
Securities	16,209,173	15,285,356	15,062,711	13,591,413	11,751,678
Loans	189,050	169,150	0	49,750	109,450
Tangible Assets	480	566	438	630	119
Other Assets	79,839	45,770	96,005	62,004	66,464
Total Assets	16,723,210	15,620,192	15,191,656	13,793,521	12,031,783
Borrowings	3,923,318	3,393,702	2,116,679	1,847,591	2,296,203
Other Liabilities	19,974	19,152	12,609	12,858	18,216
Total Liabilities	3,943,292	3,412,854	2,129,288	1,860,449	2,314,419
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Capital Surplus	204,571	186,959	187,554	187,955	142,608
Capital Adjustment	(56,575)	(57,219)	(55,812)	(55,854)	(52,747)
Consolidated Other Comprehensive Income	894,339	724,373	1,842,300	2,173,349	1,705,463
Retained Earnings	7,707,506	7,323,148	7,058,249	5,597,545	3,891,963
Total Stockholder’s Equity	12,779,918	12,207,338	13,062,368	11,933,072	9,717,364
Operating Revenue	538,289	666,267	2,080,957	2,031,611	1,867,488
Operating Income	390,672	455,812	1,939,374	1,893,248	1,687,964
Income before income tax expense	385,399	454,478	1,943,561	2,029,319	1,688,221
Net income	385,399	454,478	1,943,561	2,029,319	1,688,221

*	The figures for fiscal years 2005 to 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)
Items	2008	2007	2006	2005	2004
Cash and Due from Banks	19,967,897	14,984,541	10,674,977	11,224,015	6,530,065
Securities	46,714,465	48,228,254	46,313,960	37,693,090	29,175,271
Loans	197,040,672	167,635,411	140,854,505	106,937,970	91,482,647
Tangible Assets	2,796,537	2,638,774	2,561,391	2,472,727	2,410,106
Other Assets	24,474,724	16,165,322	11,592,497	6,215,046	7,003,875
Total Assets	290,994,295	249,652,302	211,997,330	164,542,848	136,601,964
Deposits	170,224,891	146,583,312	129,022,868	107,087,990	92,148,907
Borrowings	74,717,758	66,040,316	54,111,207	37,116,858	27,910,757
Other Liabilities	31,743,043	22,011,382	15,438,450	9,233,038	7,837,020
Total Liabilities	276,685,692	234,635,010	198,572,525	153,437,886	127,896,684
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	3,982,278
Consolidated Capital Surplus	186,959	187,555	187,955	142,608	170,960
Consolidated Capital Adjustment	(57,219)	(55,812)	(55,854)	(52,747)	(48,254)
Consolidated Other Comprehensive Income	724,366	1,842,294	2,173,342	1,705,456	1,014,211
Consolidated Retained Earnings	7,323,149	7,058,249	5,601,869	3,896,255	2,333,145
Minority Interest	2,101,271	1,954,929	1,487,416	1,383,313	1,252,940
Total Stockholder’s Equity	14,308,603	15,017,292	13,424,805	11,104,962	8,705,280
Operating Revenue	86,901,262	26,650,125	19,895,975	14,564,520	13,542,554
Operating Income	1,115,506	2,915,662	2,748,368	2,004,494	1,137,600
Income before income tax expense	1,190,247	2,923,217	2,913,712	2,145,704	1,192,574
Aggregated Net Income	588,502	2,114,360	2,189,207	1,833,521	1,261,052
Net Income for Majority Shareholders	454,478	1,939,238	2,029,319	1,688,221	1,261,925
Net Income for Minority Shareholders	134,024	175,122	159,888	145,300	(873)
No. of Companies Consolidated	38	30	24	21	24

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

3.	Accounting Information
a.	Loan Loss Reserves
(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)
Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2009 2Q	Loans	190,000	950	0.5%
	Total	190,000	950	0.5%
2008	Loans	170,000	850	0.5%
	Total	170,000	850	0.5%
2007	Loans
	Total
(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)
Item	2009 2Q	2008	2007
1. Initial loan loss reserves balance	850	0	250
2. Net credit costs			—
1) Write-offs			—
2) Recovery of written-off assets			—
3) Other changes			—
Recovery of credit costs	100	850	(250)
Ending loan loss reserve balance	950	850	0

IV.	Independent Auditor’s Opinion
1.	Independent Auditor’s Opinion
a.	Independent Auditor

	2009 2Q	2008 2Q	2008	2007
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)
Auditor’s Opinion	—	—	Unqualified Opinion	Unqualified Opinion
2.	Compensation to the Independent Auditor for the Past Three Years
a.	Auditing Service

(units: millions of Won, hours)
				Accrued Time
Year	Auditor	Activity	Compensation	(hrs)
2009 2Q	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	2,440
2008	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	4,957
2007	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	340	4,936
b.	Compensation for Services Other than the Audit

(units: in millions of Won)
Year	Contract Date	Activity	Period	Comp.	Note
2009 2Q	2009.04.29	Corporate tax reconciliation	2009.07~2009.08 2010.2~2010.3	23	Deloitte Anjin
2008	2009.01.07 2008.05.14	US GAAP and SOX Auditing Corporate tax reconciliation	2008.12~2009.5 2008.7~2008.8 2009.2~2009.3	3,340 23	Deloitte Anjin
2007	2008.01.24 2007.04.30	US GAAP and SOX Auditing Corporate tax reconciliation	2007.12~2008.5 2007.7~2007.8 2008.2~2008.3	3,530 22	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies
1.	About the Board of Directors
A.	Composition of our board of directors

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)
— Current) Chairman and chief executive officer of Woori Finance Holdings
— Chief executive officer, Woori Investment & Securities
— Executive managing director, Hanil Bank
— Bachelor of Law, Korea University
None
Min-Joon Bang (Non-standing Director)	— Arbitration Commissioner of Press Arbitration Commission — Head of Editorial Desk, Korea Times — Bachelor of Korean Language and Literature, Seoul National University	None	Re-appointed
Hi-Taek Shin (Non-standing Director)
— Current) Professor of College of Law, Seoul National University
— Lawyer, Kim & Chang Law Firm
— Bachelor of Laws, Seoul National University
— Master of Laws, Seoul National University
— J.S.D at Yale Law School
		None	Re-apppointed
Hi-Bock Kang (Non-standing Director)
— Current) Executive Director, Market Economy Research Institute
— Chief Executive Officer, Korea Minting and Security Printing Corporation
— Bachelor of Public Administration, Seoul National University
— Graduate School of Public Administration, Seoul National University
		None	Newly appointed
Young-Ho Lee (Non-standing Director)	— Current) Advisor, Kim & Chang Law Firm — Chairman, Market Oversight Commission of Korea Exchange — Assistant Governor, Financial Supervisory Service — Bachelor of Laws, Korea University	None	Newly appointed
Hak-Jin Kim (Non-standing Director)
— Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation
— General Manager of Human Resources Development Department, Korea Deposit Insurance Corporation
— Bachelor of Economics, Chung-Ang University
		Employee of the majority shareholding company	Newly appointed
Doo-Hee Lee (Non-standing Director)
— Current) Professor of College of Business Administration, Korea University
— President, Korea Advertising Society
— Bachelor of Business Administration, Korea University
— Ph.D. in Business Administration, Michigan State University
		None	Newly appointed
Hun Lee (Non-standing Director)	— Current) Co-Head, The Lawyers for Citizens — Lawyer, Barun Law — Bachelor of Law, Chung-Ang University	None	Newly appointed

*	Hi-Bock Kang, Young-Ho Lee, Hak-Jin Kim, Doo-Hee Lee and Hun Lee were newly appointed as non-standing directors at the annual general meeting of shareholders held on March 27, 2009.
B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

(After March 27, 2009)
Name	Position	Notes
Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.
Business Development and Compensation Committee	Young-Ho Lee Hi-Taek Shin Doo-Hee Lee	Non-standing director Young-Ho Lee heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Hak-Jin Kim Hun Lee	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director and no fewer than three non-standing directors.
Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.
Ethics Committee	Pal Seung Lee Min-Joon Bang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Pal Seung Lee Hi-Bock Kang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

(After March 27, 2009)
Name	Position	Notes
MOU Evaluation Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.
Audit Committee	Young-Ho Lee Min-Joon Bang Hi-Taek Shin Doo-Hee Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors
Audit Committee Member Candidate Recommendation Committee	Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of all executive directors.

2.	Related Companies

3.	Investments in Other Companies

As of June 30, 2009				(units: thousands of shares, millions of Won, %)
	Beginning Balance			Changes[1]			Ending Bal.
						Valuation					Net
Name	Quantity	Share	Book value	Quantity	Cost	Gain/Loss	Quantity	Share	Book value	Total Assets	Income[2]
Woori Bank	705,957	100.0	11,900,128	60,000	300,000	768,648	765,957	100.0	12,668,776	228,048,189	233,976
Kwangju Bank	49,413	99.9	920,938	—	—	30,309	49,413	99.9	951,247	15,726,094	103,358
Kyongnam Bank	58,050	99.9	1,245,318	—	—	107,719	58,050	99.9	1,353,037	20,689,673	210,202
Woori Finance Info Sys.	900	100.0	13,076	—	—	(237)	900	100.0	12,839	238,480	2,420
Woori F&I	2,000	100.0	139,999	—	—	(7,506)	2,000	100.0	132,493	323,185	22,534
Woori 3rd SPC	2	100.0	—	—	—	—	2	100.0	—	14,500	(153)
Woori Investment & Securities	46,325	35.0	709,114	—	—	35,086	46,325	35.0	744,200	17,831,370	181,805
Woori Asset Management	4,663	70.0	41,296	—	—	4,464	4,663	70.0	45,760	81,524	55
Woori Private Equity	2,000	100.0	12,844	—	—	1,391	2,000	100.0	14,235	13,684	1,093
Woori Financial	8,500	50.1	228,456	—	—	(18,020)	8,500	50.1	210,436	1,802,189	12,503
Woori Aviva Life Insurance	3,060	51.0	74,187	—	—	1,962	3,060	51.0	76,149	1,571,217	10,863
Total	880,870		15,285,356	60,000	300,000	923,816	940,870	—	16,209,172	286,340.105	778,656

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.	The figures for the net income stated above are for the fiscal year ended December 31, 2008, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2008.

3.	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”). The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

VI.	Stock Information
1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2009			(units: shares, %)
			Shares Held						Reasons
			Beginning balance				Ending balance		Behind
Name	Relation	Type	Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	588,158,609	72.97	—	—	588,158,609	72.97
Total		Common	588,158,609	72.97	—	—	588,158,609	72.97
		Preferred			—	—	—	—
		Total	588,158,609	72.97	—	—	588,158,609	72.97
Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of June 30, 2009				(units: shares, %)
		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	588,158,609	72.97			588,158,609	72.97
Total		588,158,609	72.97			588,158,609	72.97

c.	Shareholder Distribution

As of December 31, 2008
Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	77,012	100.00	209,454,431	25.99
Minority Shareholders (Companies)	1,073	1.39	146,935,896	18.23
Minority Shareholders (Individual)	75,939	98.60	62,518,535	7.76
Largest Shareholders, etc.	1	—	588,158,609	72.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,399,560	1.04
Others Shareholders (Companies)	1	—	8,399,560	1.04
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	2,740	—
Total	77,015	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market

(units: Won, shares)
Period		January 2009	February2009	March 2009	April 2009	May 2009	June 2009
Common Stock	High	8,770	8,000	7,820	10,750	12,850	12,100
	Low	6,270	5,910	5,770	7,160	10,050	10,000
	Average	7,685	6,969	6,805	9,192	11,274	10,653

Monthly Trade Volume	High	23,945,442	15,626,195	24,778,321	36,805,818	36,592,385	22,847,462
	Low	5,532,533	5,314,878	3,781,607	8,958,390	4,982,409	2,306,004
	Average	206,337,982	168,797,893	238,016,656	343,100,867	236,213,458	144,626,503
b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADR)
Period		January 2009	February2009	March 2009	April 2009	May 2009	June 2009
ADR	High	19.29	17.39	17.52	23.25	29.90	28.70
	Low	14.25	11.61	10.56	16.75	23.56	23.70
	Average	16.75	14.52	14.13	20.43	27.15	25.32
Won Con-version	High	25,312	23,983	24,262	30,720	37,725	36,128
	Low	17,919	17,540	16,468	23,420	31,759	30,500
	Average	22,547	20,756	20,658	27,415	34,174	31,937
Monthly Trade Volume	High	93,800	26,500	26,600	92,200	71,900	29,900
	Low	4,800	1,700	3,500	2,200	2,500	3,800
	Average	481,800	179,600	230,900	453,600	402,000	305,900

VII.	Directors and Employee Information
1.	Directors

Common Stocks
Position		Name	Owned (As of June 30, 2009)	Note
Chairman and CEO	Registered	Pal Seung Lee	15,000
Senior Managing Director	Non-Registered	Kyung Dong Kim	2,000
Senior Managing Director	Non-Registered	Sang Koo Youn	(Held 400 at time of appointment)	Newly appointed as of April 27, 2009
Senior Managing Director	Non-Registered	Gong Pil Choi	—
Managing Director	Non-Registered	In Chul Park	1,000
Managing Director	Non-Registered	Sook Kyo Kwon	1,000
Managing Director	Non-Registered	Jong Oun Kim		Retired as of July 16, 2009
Managing Director	Non-Registered	Sung Jae Park		Newly appointed as of June 27, 2009
Non-standing Director	Registered	Hi-Bock Kang
Non-standing Director	Registered	Young-Ho Lee
Non-standing Director	Registered	Min-Joon Bang
Non-standing Director	Registered	Hi-Taek Shin
Non-standing Director	Registered	Hak-Jin Kim
Non-standing Director	Registered	Doo-Hee Lee
Non-standing Director	Registered	Hun Lee

2.	Employee Status

As of June 30, 2009					(units: persons, thousands of Won)
					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	112	—	12	124	3 years and 2month	3,061,170	24,686	—

3.	Directors’ Compensation

(units: millions of Won)
		Compensation Limit approved at	Fair value of
Items	Total Compensation	Meeting of Shareholders	Stock Option	Note
Standing Director	249		—
Non-standing Directors (excluding audit committee member)	22	4,000	—
Audit committee members	106		—

VIII.	Related Party Transactions
1.	Transactions with Affiliated Parties
a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)
			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	170,000	—	20,000	150,000
Woori F&I	Subsidiary	Other Loan	—	40,000		40,000
Total			170,000	40,000	20,000	190,000

b.	Payment Transactions

(units: shares)
		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	635,956,580	60,000,000	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,994	—	—	58,049,994
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	—	—	2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000	—		2,000,000
Woori Financial	Subsidiary	Common Stock	8,499,955	—	—	8,499,955
Woori Aviva Life Insurance	Subsidiary	Common Stock	3,060,000	—	—	3,060,000
Total			880,870,243	60,000,000	—	940,870,243

EXHIBIT A
FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS
ENDED JUNE 30, 2009 AND 2008
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) as of June 30, 2009, the related non-consolidated income statements for the three months and six months ended June 30, 2009 and 2008 and non-consolidated statements of changes in shareholders’ equity and cash flows for the six months ended June 30, 2009 and 2008, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of Woori Financial Co., Ltd., a subsidiary of the Company, which statements reflect total assets constituting 1.5% (~~W~~210 billion) of total assets as of June 30, 2009. The financial statements of Woori Financial Co., Ltd. were reviewed by other auditors, KPMG Samjong Accounting Corp., and our review, insofar as it relates to the amounts included for Woori Financial Co., Ltd. are based solely on the reports of the other auditors.
We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews and the reports of the other auditors, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008 and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 4, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
/s/ Deloitte Anjin
August 13, 2009
Notice to Readers
This report is effective as of August 13, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)

ASSETS

Cash and bank deposits (Notes 14 and 16)	~~W~~	244,668	~~W~~	119,350	US$	190,448	US$	92,901
Investment securities accounted for using the equity method of accounting (Notes 3 and 14)		16,209,172		15,285,356		12,617,087		11,897,996
Loans, net of allowance for possible loan losses (Notes 4 and 14)		189,050		169,150		147,155		131,665
Fixed assets (Note 5)		481		566		374		441
Other assets (Notes 5, 6 and 16)		79,839		45,770		62,146		35,627

	~~W~~	16,723,210	~~W~~	15,620,192	US$	13,017,210	US$	12,158,630

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 7 and 14)	~~W~~	3,923,318	~~W~~	3,393,702	US$	3,053,879	US$	2,641,630
Other liabilities (Notes 8, 9 and 16)		19,973		19,151		15,547		14,907

		3,943,291		3,412,853		3,069,426		2,656,537

SHAREHOLDERS’ EQUITY
Common stock (Note 10)		4,030,077		4,030,077		3,136,979		3,136,979
Capital surplus (Note 3)		204,571		186,959		159,236		145,527
Capital adjustments (Notes 3 and 10)		(56,575)		(57,219)		(44,037)		(44,539)
Accumulated other comprehensive income (Notes 3 and 18)		894,339		724,373		696,147		563,846
Retained earnings:
Legal reserve		783,301		783,301		609,715		609,715
Voluntary reserve		6,539,000		6,160,000		5,089,904		4,794,894
Retained earnings before appropriations (Notes 3 and 10)		385,206		379,848		299,840		295,671

		7,707,507		7,323,149		5,999,459		5,700,280

		12,779,919		12,207,339		9,947,784		9,502,093

	~~W~~	16,723,210	~~W~~	15,620,192	US$	13,017,210	US$	12,158,630

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED INCOME STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Korean won								Translation into U.S. dollars (Note 2)
	2009				2008				2009				2008
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 15)	~~W~~	294,841	~~W~~	530,062	~~W~~	461,402	~~W~~	1,056,760	US$	229,502	US$	412,596	US$	359,152	US$	822,573
Interest income (Note 16)		4,456		8,227		2,996		3,317		3,468		6,404		2,332		2,582

		299,297		538,289		464,398		1,060,077		232,970		419,000		361,484		825,155

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 15)		2,554		15,349		7,338		18,833		1,988		11,948		5,712		14,659
Interest expense		62,137		116,859		33,154		62,255		48,368		90,962		25,807		48,459
Fees		1,850		2,981		3,054		5,210		1,440		2,320		2,377		4,055
Provision for possible loan losses		—		100		—		—		—		78		—		—
General and administrative (Notes 13, 14 and 16)		5,866		12,328		5,349		10,530		4,566		9,596		4,163		8,197

		72,407		147,617		48,895		96,828		56,362		114,904		38,059		75,370

OPERATING INCOME		226,890		390,672		415,503		963,249		176,608		304,096		323,425		749,785

NON-OPERATING INCOME		126		170		67		110		99		132		52		85

NON-OPERATING EXPENSES		3,890		5,443		74		1,587		3,028		4,237		58		1,235

INCOME BEFORE INCOME TAX		223,126		385,399		415,496		961,772		173,679		299,991		323,419		748,635

INCOME TAX EXPENSE (Note 11)		—		—		—		—		—		—		—		—

NET INCOME	~~W~~	223,126	~~W~~	385,399	~~W~~	415,496	~~W~~	961,772	US$	173,679	US$	299,991	US$	323,419	US$	748,635

NET INCOME PER COMMON SHARE (Note 17)	~~W~~	277	~~W~~	478	~~W~~	515	~~W~~	1,193	US$	0.22	US$	0.37	US$	0.40	US$	0.93

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
Korean won	stock		surplus		adjustments		income		earnings		Total
	(In millions)
January 1, 2008 (Reported)	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(19)	~~W~~	1,891,648	~~W~~	7,145,883	~~W~~	13,152,077
The cumulative effect of changes in accounting policy		—		103,066		(55,794)		(49,347)		(87,634)		(89,709)

January 1, 2008 (Adjusted)		4,030,077		187,554		(55,813)		1,842,301		7,058,249		13,062,368
Net income		—		—		—		—		961,772		961,772
Dividend		—		—		—		—		(201,504)		(201,504)
Valuation using the equity method on subsidiaries		—		552		(95)		(276,945)		3,280		(273,208)

June 30, 2008	~~W~~	4,030,077	~~W~~	188,106	~~W~~	(55,908)	~~W~~	1,565,356	~~W~~	7,821,797	~~W~~	13,549,428

January 1, 2009 (Reported)	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,373	~~W~~	7,323,149	~~W~~	12,207,339
Net income		—		—		—		—		385,399		385,399
Valuation using the equity method on subsidiaries		—		17,612		644		169,966		(1,041)		187,181

June 30, 2009	~~W~~	4,030,077	~~W~~	204,571	~~W~~	(56,575)	~~W~~	894,339	~~W~~	7,707,507	~~W~~	12,779,919

							Accumulated
							other
Translation into	Common		Capital		Capital		comprehensive		Retained
U.S. dollars (Note 2)	stock		surplus		adjustments		income		earnings		Total
	(In thousands)
January 1, 2008 (Reported)	US$	3,136,979	US$	65,765	US$	(15)	US$	1,472,443	US$	5,562,297	US$	10,237,469
The cumulative effect of changes in accounting policy		—		80,226		(43,430)		(38,411)		(68,214)		(69,829)

January 1, 2008 (Adjusted)		3,136,979		145,991		(43,445)		1,434,032		5,494,083		10,167,640
Net income		—		—		—		—		748,635		748,635
Dividend		—		—		—		—		(156,849)		(156,849)
Valuation using the equity method on subsidiaries		—		430		(74)		(215,572)		2,553		(212,663)

June 30, 2008	US$	3,136,979	US$	146,421	US$	(43,519)	US$	1,218,460	US$	6,088,422	US$	10,546,763

January 1, 2009 (Reported)	US$	3,136,979	US$	145,527	US$	(44,539)	US$	563,846	US$	5,700,280	US$	9,502,093
Net income		—		—		—		—		299,991		299,991
Valuation using the equity method on subsidiaries		—		13,709		502		132,301		(812)		145,700

June 30, 2009	US$	3,136,979	US$	159,236	US$	(44,037)	US$	696,147	US$	5,999,459	US$	9,947,784

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	385,399	~~W~~	961,772	US$	299,991	US$	748,635
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		15,349		18,833		11,948		14,659
Interest expense (amortization of discounts on debentures)		1,359		736		1,058		573
Provision for possible loan losses		100		—		78		—
Provision for severance benefits		421		403		329		314
Depreciation		108		100		84		78
Amortization		3		5		2		4
Other non-operating expense		3,852		—		2,998		—
Gain on valuation using the equity method of accounting		(530,062)		(1,056,760)		(412,596)		(822,573)

		(508,870)		(1,036,683)		(396,099)		(806,945)

Changes in operating assets and liabilities:
Decrease (increase) in other receivables		(482)		417		(375)		324
Decrease (increase) in accrued income		25		(82)		19		(64)
Decrease in prepaid expenses		102		62		79		48
Increase in advanced payments		(21)		(19)		(16)		(15)
Retirement benefits payment		(212)		(138)		(165)		(107)
Decrease in post-retirement pension plan assets		164		136		128		106
Increase in other payables		449		384		350		299
Increase in accrued expenses		66		3,690		51		2,872
Decrease in withholdings		(67)		(139)		(52)		(108)
Decrease in income tax refundable		62		512		48		398
Dividends on investment securities accounted for the equity method		40,476		283,101		31,506		220,364

		40,562		287,924		31,573		224,117

Net cash provided by (used in) operating activities		(82,909)		213,013		(64,535)		165,807

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	~~W~~	20,000	~~W~~	—	US$	15,568	US$	—
Collection of guarantee deposits		—		14,000		—		10,897
Acquisition of investment securities accounted for using the equity method accounting		(300,000)		(255,584)		(233,518)		(198,944)
Acquisition of fixed assets		(23)		(27)		(18)		(21)
Increase in guarantee deposits		(8)		—		(6)		—
Increase in loans		(40,000)		—		(31,136)		—

Net cash used in investing activities		(320,031)		(241,611)		(249,110)		(188,068)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in debentures in local currency		898,258		528,457		699,197		411,347
Repayment of debentures in local currency		(370,000)		—		(288,005)		—
Payment of dividends		—		(201,504)		—		(156,849)

Net cash provided by used in financing activities		528,258		326,953		411,192		254,498

NET INCREASE IN CASH AND BANK DEPOSITS		125,318		298,355		97,547		232,237

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		119,350		32,502		92,901		25,299

CASH AND BANK DEPOSITS, END OF THE PERIOD	~~W~~	244,668	~~W~~	330,857	US$	190,448	US$	257,536

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008

1.	GENERAL
(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 sbsidiaries and 24 2nd-tier subsidiaries as of June 30, 2009.

Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of June 30, 2009, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
(2)	The structure of the Company and its significant subsidiaries as of June 30, 2009 and December 31, 2008 is as follows:

		2009		2008
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	765,956,580	100.0	705,956,580	100.0	Jun. 30
²	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	Jun. 30
²	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	Jun. 30
²	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Jun. 30
²	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Jun. 30
²	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Jun. 30
²	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Jun. 30
²	Woori Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Jun. 30
²	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Jun. 30
²	Woori Financial Co., Ltd.	8,499,955	50.1	8,499,955	50.1	Jun. 30
²	Woori Aviva Life Insurance Co.,Ltd.	3,060,000	51.0	3,060,000	51.0	Jun. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Jun. 30 (*4)
²	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Jun. 30 (*4)
²	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Jun. 30 (*4)
²	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Jun. 30 (*4)
²	Woori Bank (China) Limited	—	100.0	—	100.0	Jun. 30 (*4)
²	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Jun. 30 (*4)

		2009		2008
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd. (*2)	—	—	408,000	51.0	Jun. 30
²	Woori F&I Fifth Asset Securitization Specialty	182,500	100.0	182,500	100.0	Jun. 30
²	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Jun. 30
²	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Jun. 30
²	Woori F&I Eighth Asset Securitization Specialty	140,000	100.0	140,000	100.0	Jun. 30
²	Woori SB Tenth Asset Securitization Specialty	410,711	50.0	410,711	50.0	Jun. 30
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Jun. 30
²	Woori Investment Securities Int’l Ltd. (*2)	—	—	5,788,000	100.0	Jun. 30 (*4)
²	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Jun. 30 (*4)
²	Woori Investment Securities America, Inc. (*2)	—	—	300	100.0	Jun. 30 (*4)
²	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Jun. 30 (*4)
²	High Technology Venture Investment (*2)	—	—	208,000	42.9	Jun. 30 (*4)
²	Global Technology Investment (*2)	—	—	592,000	50.0	Jun. 30 (*4)
²	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	Jun. 30 (*4)
²	MARS Second Private Equity Fund	2,507	8.9	2,507	8.9	Jun. 30 (*4)
²	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Jun. 30 (*4)
²	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Jun. 30 (*4)
²	Woori Absolute Asia Multi Strategy Fund (*3)	60,000	100.0	—	—	Jun. 30 (*4)
²	Woori Absolute Asia Global Opportunity Fund (*3)	3,500	100.0	—	—	Jun. 30 (*4)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund	141,494	61.0	141,494	61.0	Jun. 30
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	Jun. 30
²	Woori EL, Ltd. (*2)	—	—	1,010	100.0	Jun. 30
²	Woori Renaissance Holdings (*3)	1,260	51.6	—	—	Jun. 30
Woori Renaissance Holdings	UP Chemical Co.,Ltd.	582,371	70.0	582,371	70.0	Jun. 30 (*4)

(*1)	The investees increased their capital for the six months ended June 30, 2009. As a result, the number of shares owned increased.

(*2)	Since total value of assets as of June 30, 2009 did not exceeded ~~W~~10 billion, it has been excluded from subsidiaries.

(*3)	Since total value of assets as of June 30, 2009 exceeded ~~W~~10 billion, it has been included in subsidiaries.

(*4)	The financial statements as of June 30, 2009 are not reviewed.
(3)	General information pertaining to the Company’s subsidiaries as of June 30, 2009 does not differ materially from that as of December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,284.70 to US$ 1.00 at June 30, 2009, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2008.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
(1)	Changes in investment securities accounted for using the equity method of accounting for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

			Gain (loss)		Other				Other
			on valuation using		comprehensive				increase
<2009>	Jan. 1, 2009		the equity method		income		Dividends		(decrease)		Jun. 30, 2009
Woori Bank	~~W~~	11,900,128	~~W~~	341,411	~~W~~	135,231	~~W~~	(2,455)	~~W~~	294,461	~~W~~	12,668,776
Kyongnam Bank		1,245,318		98,892		8,712		—		115		1,353,037
Kwangju Bank		920,938		35,991		(5,798)		—		116		951,247
WFIS		13,076		(237)		—		—		—		12,839
Woori F&I		139,999		9,991		(6,287)		(11,267)		57		132,493
Woori 3rd SPC		—		(75)		14,846		—		(14,771)		—
Woori Investment Securities		709,114		37,602		22,875		(25,479)		88		744,200
Woori Asset Management		41,296		4,464		—		—		—		45,760
Woori PE		12,844		1,177		145		—		69		14,235
Woori Financial		228,456		(15,037)		(1,186)		(1,275)		(522)		210,436
Woori Aviva		74,187		534		1,428		—		—		76,149

	~~W~~	15,285,356	~~W~~	514,713	~~W~~	169,966	~~W~~	(40,476)	~~W~~	279,613	~~W~~	16,209,172

			Gain (loss)			Other			Other
			on valuation using			comprehensive			increase
<2008>	Jan.1, 2008		the equity method			income	Dividends		(decrease)		Dec.31, 2008
Woori Bank	~~W~~	12,196,954	~~W~~	250,120	~~W~~	(1,056,639)	~~W~~	(200,326)	~~W~~	710,019	~~W~~	11,900,128
Kyongnam Bank		923,555		211,607		10,468		—		99,688		1,245,318
Kwangju Bank		726,256		103,246		11,568		—		79,868		920,938
WFIS		10,080		2,995		1		—		—		13,076
Woori F&I		144,746		22,801		(7,308)		(20,174)		(66)		139,999
Woori 3rd SPC		1,885		(153)		(41,122)		—		39,390		—
Woori Investment Securities		735,983		61,688		(37,773)		(50,957)		173		709,114
Woori Asset Management		49,895		495		—		(9,094)		—		41,296
Woori PE		11,949		1,081		(95)		—		(91)		12,844
Woori Financial		261,408		(32,919)		2,186		(2,550)		331		228,456
Woori Aviva		—		(2,183)		786		—		75,584		74,187

	~~W~~	15,062,711	~~W~~	618,778	~~W~~	(1,117,928)	~~W~~	(283,101)	~~W~~	1,004,896	~~W~~	15,285,356

(2)	The details of other increase (decrease) for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

							Other
	Capital		Capital		Retained		non-operating		Acquisition/
<2009>	surplus		adjustment		earnings		expenses		Others		Total
Woori Bank	~~W~~	(1,130)	~~W~~	484	~~W~~	(1,041)	~~W~~	(3,852)	~~W~~	300,000	~~W~~	294,461
Kyongnam Bank		18		97		—	—			—		115
Kwangju Bank		18		98		—	—			—		116
Woori F&I		8		49		—	—			—		57
Woori 3rd SPC		—		—		—	—			(14,771)		(14,771)
Woori Investment Securities		(55)		143		—	—			—		88
Woori PE		12		57		—	—			—		69
Woori Financial		(238)		(284)		—	—			—		(522)

	~~W~~	(1,367)	~~W~~	644	~~W~~	(1,041)	~~W~~	(3,852)	~~W~~	285,229	~~W~~	279,613

	Capital		Capital		Retained		Acquisition/
<2008>	surplus		adjustment		earnings		Others		Total
Woori Bank	~~W~~	(1,102)	~~W~~	(803)	~~W~~	11,924	~~W~~	700,000	~~W~~	710,019
Kyongnam Bank		(150)		(162)		—		100,000		99,688
Kwangju Bank		30		(162)		—		80,000		79,868
Woori F&I		15		(81)		—		—		(66)
Woori 3rd SPC		—		—		—		39,390		39,390
Woori Investment Securities		365		(192)		—		—		173
Woori PE		9		(100)		—		—		(91)
Woori Financial		238		93		—		—		331
Woori Aviva		—		—		—		75,584		75,584

	~~W~~	(595)	~~W~~	(1,407)	~~W~~	11,924	~~W~~	994,974	~~W~~	1,004,896

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

<2009>	Jan. 1, 2009		Acquisition		Amortization		Jun. 30, 2009
Woori F&I	~~W~~	61	~~W~~	—	~~W~~	2	~~W~~	59
Woori Investment Securities		(2,245)		—		(13)		(2,232)
Woori Financial		144,114		—		19,215		124,899
Woori Aviva		31,058		—		3,654		27,404

	~~W~~	172,988	~~W~~	—	~~W~~	22,858	~~W~~	150,130

<2008>	Jan. 1, 2008		Acquisition		Amortization		Dec. 31, 2008
Woori F&I	~~W~~	66	~~W~~	—	~~W~~	5	~~W~~	61
Woori Investment Securities		(2,355)		—		(110)		(2,245)
Woori Financial		182,544		—		38,430		144,114
Woori Aviva		—		36,539		5,481		31,058

	~~W~~	180,255	~~W~~	36,539	~~W~~	43,806	~~W~~	172,988

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the six months ended June 30, 2009 are as follows (Korean won in millions):

	Jan. 1, 2009		Realized		Incurred		Jun. 30, 2009
Woori Bank	~~W~~	(9,079)	~~W~~	14,657	~~W~~	(3,534)	~~W~~	2,044
Kyongnam Bank		(84)		277		—		193
Kwangju Bank		1,284		(535)		—		749
WFIS		3,124		334		—		3,458
Woori F&I		—		—		200		200
Woori 3rd SPC		—		—		—		—
Woori Investment Securities		(158)		17		—		(141)
Woori Financial		850		—		(100)		750
Woori Aviva		56		(56)		—		—

	~~W~~	(4,007)	~~W~~	14,694	~~W~~	(3,434)	~~W~~	7,253

(5)	The market values of Woori Investment Securities and Woori Financial are ~~W~~694,875 million (~~W~~15,000 per share) and ~~W~~55,845 million (~~W~~6,570 per share), respectively, as of June 30, 2009.

4.	LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
Loans as of June 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

			Annual
	Issuance	Maturity	interest
	date	date	rate (%)	2009		2008
Woori Financial	Nov. 3, 2008	Oct. 19, 2009	4.78	~~W~~	30,000	~~W~~	50,000
²	Nov. 10, 2008	Oct. 19, 2009	4.78		50,000		50,000
²	Dec. 26, 2008	Oct. 19, 2009	6.37		70,000		70,000
Woori F&I	Mar. 27, 2009	Mar.27, 2012	6.80		40,000		—

					190,000		170,000

Allowance for possible loan losses					(950)		(850)

				~~W~~	189,050	~~W~~	169,150

5.	FIXED ASSETS AND INTANGIBLE ASSETS
(1)	Changes in fixed assets for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

<2009>	Jan. 1, 2009		Acquisition		Disposition		Depreciation		Jun. 30, 2009
Furniture and equipment	~~W~~	384	~~W~~	17	~~W~~	—	~~W~~	88	~~W~~	313
Leasehold improvements		155		—		—		20		141
Others		27		6		—		—		27

	~~W~~	566	~~W~~	23	~~W~~	—	~~W~~	108	~~W~~	481

<2008>	Jan. 1, 2008		Acquisition		Disposition		Depreciation		Dec. 31, 2008
Furniture and equipment	~~W~~	353	~~W~~	246	~~W~~	—	~~W~~	215	~~W~~	384
Leasehold improvements		58		131		—		34		155
Others		27		—		—		—		27

	~~W~~	438	~~W~~	377	~~W~~	—	~~W~~	249	~~W~~	566

(2)	Changes in intangible assets for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

<2009>	Jan. 1, 2009		Acquisition		Amortization		Jun. 30, 2009
Software	~~W~~	3	~~W~~	—	~~W~~	—	~~W~~	3
Industrial property rights		11		—		3		8

	~~W~~	14	~~W~~	—	~~W~~	3	~~W~~	11

<2008>	Jan. 1, 2008		Acquisition		Amortization		Dec. 31, 2008
Software	~~W~~	2	~~W~~	3	~~W~~	2	~~W~~	3
Industrial property rights		18		1		8		11

	~~W~~	20	~~W~~	4	~~W~~	10	~~W~~	14

As of June 30, 2009 and December 31, 2008, accumulated amortization of software amounted to ~~W~~34 million and ~~W~~34 million, respectively, and accumulated amortization of industrial property rights amounted to ~~W~~80 million and ~~W~~77 million, respectively.

6.	OTHER ASSETS
Other assets as of June 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Guarantee deposits (Note 16)	~~W~~	30,722	~~W~~	30,715
Other receivable		19,461		1
Dividend receivables		29,251		14,479
Accrued income (Note 16)		192		216
Prepaid expenses		181		283
Advance to customer		21		—
Income tax refundable		—		62
Intangible assets (Note 5)		11		14

	~~W~~	79,839	~~W~~	45,770

7.	DEBENTURES
Debentures in local currency as of June 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

		Annual
	Issuance	interest
	date	rate (%)	Maturity	2009		2008
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009	~~W~~	—	~~W~~	370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
The 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		50,000		50,000
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
The 23-1st bonds	Dec. 9, 2008	7.96	Dec. 9, 2010		210,000		210,000
The 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
The 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
The 24th bonds	Dec. 17, 2008	6.75	Dec. 17, 2009		150,000		150,000
The 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		50,000		—
The 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		—
The 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		—
The 26th bonds	Mar. 31, 2009	6.36	Dec. 31, 2014		300,000		—
The 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		—
The 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		—

					3,930,000		3,400,000
Less: discounts					(6,682)		(6,298)

				~~W~~	3,923,318	~~W~~	3,393,702

(*)	All Debentures above are in terms of bullet repayment.

8.	ACCRUED SEVERANCE BENEFITS
Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to ~~W~~2,194 million and ~~W~~1,985 million as of June 30, 2009 and December 31, 2008, respectively.
The details of changes in the accrued severance benefits for the six months ended June 30, 2009 and the year ended December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Beginning balance	~~W~~	1,985	~~W~~	1,492
Provision for severance benefits (Note 13)		421		1,103
Retirement benefits payment		(212)		(610)

Ending balance	~~W~~	2,194	~~W~~	1,985

As of June 30, 2009 and December 31, 2008, the Company has deposited post-retirement pension plan assets at Woori Bank and the pension plan assets amounting to ~~W~~1,045 million and ~~W~~1,209 million, respectively, are presented as a deduction from accrued severance benefits. As of June 30, 2009, post-retirement pension plan assets consist of beneficiary certificates and time deposits amounting to ~~W~~118 million and ~~W~~927 million, respectively.

9.	OTHER LIABILITIES
Other liabilities as of June 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
Accrued severance benefits (Note 8)	~~W~~	2,194	~~W~~	1,985
Post-retirement pension plan assets (Notes 8 and 16)		(1,045)		(1,209)
Other payables (Note 16)		795		346
Accrued expenses		17,874		17,808
Withholdings		155		221

	~~W~~	19,973	~~W~~	19,151

10.	SHAREHOLDERS’ EQUITY
(1)	The authorized shares and issued shares of common stock as of June 30, 2009 and December 31, 2008 are as follows:

	2009		2008
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock		806,015,340		806,015,340
(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(3)	The Company held 2,560 shares of treasury stock as of June 30, 2009 and December 31, 2008.

(4)	The changes in retained earnings from December 31, 2008 to June 30, 2009 are as follows (Korean won in millions):

	2009
Balance — December 31, 2008	~~W~~	379,848
Appropriations:
Dividend		—
Voluntary reserve		(379,000)
Decrease by using the equity method of accounting		(1,041)
Net income for the six months ended June 30, 2009		385,399

Balance — June 30, 2009	~~W~~	385,206

11.	INCOME TAX EXPENSE
(1)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the six months ended June 30, 2009 and 2008 are as follows (Korean won in millions):

									Deferred tax
									assets
<2009>	Jan. 1, 2009		Decrease		Increase		Jun. 30, 2009		(liabilities)
Investment securities	~~W~~	(6,334,148)	~~W~~	(56,866)	~~W~~	(526,210)	~~W~~	(6,803,492)	~~W~~	(*1) (40,942)
Accrued expenses		1,820		1,820		2,615		2,615		575
Accrued severance benefits		1,374		164		326		1,536		338
Employee retirement deposits		(1,209)		(164)		—		(1,045)		(230)
Depreciation		10		3		1		8		2
Dividend receivables		39,390		14,771		—		24,619		5,416
Other comprehensive income due to the equity method of accounting		(910,340)		—		(154,509)		(1,064,849)		(*1) (10,130)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		7,613
Others		2		—		—		2		—

Total	~~W~~	(7,168,497)	~~W~~	(40,272)	~~W~~	(677,777)	~~W~~	(7,806,002)	~~W~~	(37,358)

Tax loss carry-forwards	~~W~~	303,186	~~W~~	—	~~W~~	91,316	~~W~~	394,502	~~W~~	86,790

									Deferred tax
									assets
<2008>	Jan. 1, 2008		Decrease		Increase		Jun. 30, 2008		(liabilities)
Investment securities	~~W~~	(6,080,436)	~~W~~	(390,081)	~~W~~	(1,056,760)	~~W~~	(6,747,115)	~~W~~	(*1)(4,020)
Accrued expenses		2,188		2,188		2,673		2,673		735
Accrued severance benefits		970		136		308		1,142		314
Employee retirement deposits		(970)		(136)		(120)		(954)		(262)
Depreciation		4		1		7		10		3
Long-term receivables		(908)		(356)		—		(552)		(152)
Dividend receivable		—		—		220		220		61
Long-term accrued expenses		1,459		450		—		1,009		278
Other comprehensive income due to the equity method of accounting		(1,992,955)		(381,960)		(103,618)		(1,714,613)		(*1)(51,669)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516
Accrued income		(367)		(367)		—		—		—

Total	~~W~~	(8,036,411)	~~W~~	(770,125)	~~W~~	(1,157,290)	~~W~~	(8,423,576)	~~W~~	(45,196)

Tax loss carry-forwards	~~W~~	262,991	~~W~~	—	~~W~~	32,447	~~W~~	295,438	~~W~~	81,245

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2004	~~W~~	22,414	~~W~~	—	~~W~~	—	~~W~~	22,414	Dec. 31, 2009
2005		112,067		—		—		112,067	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,788		—		—		57,788	Dec. 31, 2012
2008		88,593		—		—		88,593	Dec. 31, 2013
2009		91,316		—		—		91,316	Dec. 31, 2019

	~~W~~	394,502	~~W~~	—	~~W~~	—	~~W~~	394,502

(*1)	Adjusted based on the reported tax returns

12.	STATEMENTS OF CASH FLOWS
The significant transactions without cash flows for the six months ended June 30, 2009 and 2008 are as follows (Korean won in millions):

Transactions	2009		2008
Other comprehensive income due to the equity method of accounting	~~W~~	169,966	~~W~~	(276,945)
Change in retained earnings due to the equity method of accounting		(1,041)		3,280
Decrease (Increase) in dividend receivables		(14,771)		220

13.	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the six months ended June 30, 2009 and 2008 are summarized as follows (Korean won in millions):

	2009		2008
Salaries, wages and bonuses (Note 16)	~~W~~	7,241	~~W~~	6,002
Provision for severance benefits (Notes 8 and 16)		421		403
Fringe benefits		828		651
Rent (Note 16)		532		408
Entertainment		428		456
Depreciation (Note 5)		108		100
Amortization (Note 5)		3		5
Taxes and dues		46		99
Advertising		62		144
Travel		200		252
Telecommunications		83		70
Service fees (Note 16)		1,488		1,178
Suppliers		71		59
Others (Note 16)		817		703

	~~W~~	12,328	~~W~~	10,530

14.	FINANCIAL INFORMATION OF SUBSIDIARIES
(1)	The condensed statements of financial position of subsidiaries as of June 30, 2009 are as follows (Korean won in millions):

					Total
	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	238,458,932	~~W~~	225,775,238	~~W~~	12,683,694
Kyongnam Bank		21,535,622		20,183,428		1,352,194
Kwangju Bank		15,781,127		14,830,635		950,492
WFIS		227,840		218,459		9,381
Woori F&I		519,157		369,248		149,909
Woori 3rd SPC		29,271		53,889		(24,618)
Woori Investment Securities		18,008,207		15,419,156		2,589,051
Woori Asset Management		85,780		20,409		65,371
Woori PE		1,975,876		1,588,139		387,737
Woori Financial		1,771,127		1,582,143		188,984
Woori Aviva		1,671,488		1,594,878		76,610

Total	~~W~~	300,064,427	~~W~~	281,635,622	~~W~~	18,428,805

(2)	The condensed statements of operations of subsidiaries for the six months ended June 30, 2009 are as follows (Korean won in millions):

							Income(loss)
	Operating		Operating		Operating		before		Net income
	revenue		expenses		income (loss)		income tax		(loss)
Woori Bank	~~W~~	29,823,359	~~W~~	29,393,568	~~W~~	429,791	~~W~~	410,879	~~W~~	338,777
Kyongnam Bank		1,028,616		901,945		126,671		129,092		100,740
Kwangju Bank		650,482		599,909		50,573		48,554		36,037
WFIS		132,528		133,150		(622)		(658)		(571)
Woori F&I		30,022		18,359		11,663		11,809		9,766
Woori 3rd SPC		—		75		(75)		(75)		(75)
Woori Investments Securities		2,666,839		2,521,961		144,878		137,852		115,742
Woori Asset Management		18,829		10,536		8,293		8,631		6,377
Woori PE		171,268		151,516		19,752		24,460		1,183
Woori Financial		120,012		110,397		9,615		9,440		7,415
Woori Aviva		406,952		395,797		11,155		11,393		8,787

	~~W~~	35,048,907	~~W~~	34,237,213	~~W~~	811,694	~~W~~	791,377	~~W~~	624,178

(3)	Significant liabilities and assets of the Company and its subsidiaries as of June 30, 2009 are summarized as follows (Korean won in millions):
1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	—	~~W~~	3,923,318	~~W~~	3,923,318
Woori Bank		151,297,997		18,802,162		29,324,707		199,424,866
Kyongnam Bank		13,695,143		2,406,422		1,948,491		18,050,056
Kwangju Bank		10,585,359		2,337,190		1,296,118		14,218,667
WFIS		—		122,000		—		122,000
Woori F&I		—		266,208		94,704		360,912
Woori Investment Securities		2,224,565		9,814,179		1,197,786		13,236,530
Woori PE		1,060,715		327,997		54,992		1,443,704
Woori Financial		—		419,514		969,115		1,388,629
Woori Aviva		—		33,700		—		33,700

Total	~~W~~	178,863,779	~~W~~	34,529,372	~~W~~	38,809,231	~~W~~	252,202,382

2)	Significant assets

	Cash and due
	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	244,668	~~W~~	16,209,172	~~W~~	189,050	~~W~~	16,642,890
Woori Bank		14,712,624		37,036,218		166,829,469		218,578,311
Kyongnam Bank		1,352,098		3,445,818		14,753,287		19,551,203
Kwangju Bank		923,362		3,380,919		10,831,548		15,135,829
WFIS		17,927		81		—		18,008
Woori F&I		19,439		86,414		227,372		333,225
Woori 3rd SPC		112		29,159		—		29,271
Woori Investment Securities		3,040,791		11,412,036		1,386,282		15,839,109
Woori Asset Management		62,953		5,370		889		69,212
Woori PE		374,623		557,092		485,071		1,416,786
Woori Financial		23,714		8,533		1,571,852		1,604,099
Woori Aviva		62,611		897,547		179,812		1,139,970

	~~W~~	20,834,922	~~W~~	73,068,359	~~W~~	196,454,632	~~W~~	290,357,913

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of June 30, 2009 are summarized as follows (Korean won in millions):

	Loans subject to
	allowance for				Percentage of
	possible				allowance
	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	169,939,179	~~W~~	3,109,710	1.8
Kyongnam Bank		14,978,415		225,128	1.5
Kwangju Bank		11,025,617		194,069	1.8
Woori F&I		229,043		1,671	0.7
Woori Investment Securities		1,552,950		166,668	10.7
Woori Asset Management		893		4	0.4
Woori PE		504,594		19,523	3.9
Woori Financial		1,602,973		31,121	1.9
Woori Aviva		183,034		3,222	1.8

Total	~~W~~	200,016,698	~~W~~	3,751,116	1.9

15.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES
Contributions to net income of the Company by subsidiaries for the six months ended June 30, 2009 and 2008 are as follows (Korean won in millions):

	2009		Ratio (%)	2008		Ratio (%)
Woori Bank	~~W~~	341,411	66.3	~~W~~	788,153	75.9
Kyongnam Bank		98,892	19.2		127,749	12.3
Kwangju Bank		35,991	7.0		71,418	6.9
WFIS		(237)	—		(1,816)	(0.2)
Woori F&I		9,991	1.9		14,065	1.4
Woori 3rd SPC		(75)	—		(75)	—
Woori Investment Securities		37,602	7.3		48,970	4.7
Woori Asset Management		4,464	0.9		5,566	0.5
Woori PE		1,177	0.2		649	0.1
Woori Financial		(15,037)	(2.9)		(16,942)	(1.6)
Woori Aviva		534	0.1		190	—

Gain on valuation using the equity method of accounting, net of loss		514,713	100.0		1,037,927	100.0

Other income		8,397			3,427
Other expenses		137,711			79,582

Net income	~~W~~	385,399		~~W~~	961,772

16.	TRANSACTIONS WITH RELATED PARTIES
(1)	The related parties of the Company as of June 30, 2009 are as follows:

Company name
Majority shareholder	Korea deposit insurance corporation
Subsidiaries and 2nd-tier subsidiaries	Woori Bank
Kyongnam Bank
Kwangju Bank
Woori Finance Information System Co., Ltd.
Woori F&I Co., Ltd.
Woori Third Asset Securitization Specialty Co., Ltd.
Woori Investment Securities Co., Ltd.
Woori Asset Management Co., Ltd.
Woori Private Equity Co., Ltd.
Woori Financial Co., Ltd.
Woori Aviva Life Insurance Co.,Ltd.
Woori Credit Information
Woori America Bank
PT. Bank Woori Indonesia
Woori Global Market Asia Limited
Woori Bank (China) Limited
ZAO Woori Bank
Woori F&I Fifth Asset Securitization Specialty
Woori F&I Sixth Asset Securitization Specialty
Woori F&I Seventh Asset Securitization Specialty
Woori SB Tenth Asset Securitization Specialty
Woori F&I Eighth Asset Securitization Specialty
Woori Futures Co., Ltd.
Woori Investment Securities (H.K.) Ltd.
LG Investments Holding B.V. (Amsterdam) GG
Woori Absolute Asia Multi Strategy Fund
Woori Absolute Asia Global Opportunity Fund
MARS First Private Equity Fund
MARS Second Private Equity Fund
Connacht Capital Market Investment
Woori Investment Asia Pte. Ltd.
Woori Private Equity Fund
Kumho Investment Bank
Woori Renaissance Holdings
UP Chemical Co., Ltd.

(2)	Assets and liabilities from transactions with the subsidiaries as of June 30, 2009 and December 31, 2008 are as follows (Korean won in millions):

	2009		2008
<Assets>
Woori Bank	~~W~~	194,668	~~W~~	119,348	Cash and bank deposits
		30,635		30,635	Guarantee deposits
		155		217	Accrued income
		1,045		1,209	Post-retirement pension plan assets
Kyongnam Bank		25,000		—	Cash and bank deposits
		18		—	Accrued income
Kwangju Bank		25,000		—	Cash and bank deposits
		18		—	Accrued income
Woori F&I		40,000		—	Loans
Woori Financial		150,000		170,000	Loans

	~~W~~	466,539	~~W~~	321,409

<Liabilities>
Woori Bank	~~W~~	145	~~W~~	221	Other payables
WFIS		152		—	Other payables

	~~W~~	297	~~W~~	221

(3)	Revenues and expenses from transactions with the subsidiaries for the six months ended June 30, 2009 and 2008 are as follows:

	2009		2008		Account
<Revenues>
Woori Bank	~~W~~	1,809	~~W~~	2,189	Interest income on deposits
Kyongnam Bank		267		—	Interest income on deposits
Kwangju Bank		267		—	Interest income on deposits
Woori Financial		5,168		—	Interest income on loans
Woori F&I		715		—	Interest income on loans

	~~W~~	8,226	~~W~~	2,189

<Expenses>
Woori Bank	~~W~~	364	~~W~~	318	Rent
Woori Investment Securities		4		910	Service fees
		—		2	Interest expenses
WFIS		60		772	Fees

	~~W~~	428	~~W~~	2,002

(4)	The Company compensated registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for ~~W~~1,471 million of salaries and recorded ~~W~~43 million of provision for severance benefits for the six months ended June 30, 2009.

17.	EARNINGS PER COMMON SHARE
(1)	Basic net income per common share for the six months ended June 30, 2009 and 2008 are as follows (Korean won in millions, except for earnings per share data):

	2009				2008
	Three months		Six months		Three months		Six months
Net income on common shares	~~W~~	223,126	~~W~~	385,399	~~W~~	415,496	~~W~~	961,772
Weighted average number of common shares outstanding		806,012,780		806,012,780		806,012,780		806,012,780

Net income per common shares	~~W~~	277	~~W~~	478	~~W~~	515	~~W~~	1,193

(2)	Net income per common share for the year ended December 31, 2008 and for the three months ended March 31, 2009 are ~~W~~564 and ~~W~~201, respectively.

18.	COMPREHENSIVE INCOME STATEMENT
Comprehensive income statements for the six months ended June 30, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
Net income	~~W~~	385,399	~~W~~	961,772
Valuation using the equity method on subsidiaries		169,966		(276,944)

Comprehensive income	~~W~~	555,365	~~W~~	684,828

19.	INSURANCE
As of June 30, 2009, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,000 million.

20.	ADDOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
In accordance with the International Financial Reporting Standards (“IFRS”) Roadmap announced on March 15, 2007, the Company is required to comply with Korean International Financial Reporting Standards (“K-IFRS”) from 2011. From July 2007, the Company initiated the transition process toward K-IFRS by adopting systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating K-IFRS adopted financial reporting system and current reporting system.
In July 2008, the Company established the overall transition plans toward K-IFRS, and is in the process of designing and implementing the new accounting framework and financial reporting system. The Company plans to operate the current reporting system as well as K-IFRS financial reporting from 2010. The Company is to issue its financial statements under K-IFRS from 2011.
Different accounting treatments between current accounting standards and K-IFRS will have an impact on the Company’s financial results. Those impacts include expansion of consolidation scope, changes in computation method for allowances, and changes in the applicability for fair-value accounting and reclassification standards for investments.

21.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)
Date: August 14, 2009	By: /s/ Woo Seok Seong
(Signature)
	Name:	Woo Seok Seong
	Title:	General Manager